SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

QIWI PLC

(Name of Subject Company)

QIWI PLC

(Name of Person(s) Filing Statement)

Class B ordinary shares, having a nominal value EUR 0.0005 per share

American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number of Class of Securities)

Andrey Protopopov

+ 357 2265-3390

Kennedy 12, Kennedy Business Centre, 2nd floor

P.C. 1087, Nicosia, Cyprus

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Pranav Trivedi, Esq.

Denis Klimentchenko, Esq.
Skadden, Arps, Slate, Meagher & Flom
(UK) LLP
40 Bank Street
Canary Wharf
London, E14 5DS
44.20.7519.7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is QIWI PLC, a company incorporated under the laws of Cyprus (“QIWI” or the “Company”), and the address of the principal executive office of the Company is Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. The telephone number for the Company’s principal executive office is +357 2265-3390.

Securities

The title of the class of equity securities to which this Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Statement”) relates is the Company’s Class B ordinary shares having a nominal value of EUR 0.0005 per share (each, a “Class B Ordinary Share,” and collectively, the “Class B Ordinary Shares”) and the Company’s Class B Ordinary Shares represented by American Depositary Shares, each representing one Class B Ordinary Share (each an “ADS” and collectively, the “ADSs”) of the Company. As of July 19, 2022, 52,299,453 Class B Ordinary Shares were outstanding (including 51,979,248 Class B Ordinary Shares which were represented by ADSs).

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

All the information regarding the Offer, the Offeror (each as defined below) and Mr. Sergey Solonin included in this Statement has been derived from the Offeror’s Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), in each case as may be amended or supplemented from time to time (collectively, the “Offer”).

This Statement relates to the tender offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), wholly owned by Mr. Sergey Solonin, the controlling shareholder and chairman of the board of directors of the Company (the “Board”), to the shareholders of the Company to tender up to 10,000,000 of the Company’s Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs), for purchase by the Offeror in cash at a price of $2.50 per Class B Ordinary Share (including Class B Ordinary Shares represented by ADSs), less any applicable withholding taxes and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Offer is set out in a Tender Offer Statement filed under cover of Schedule TO by the Offeror and Mr. Sergey Solonin with the United States Securities and Exchange Commission (the “SEC”) on July 19, 2022 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer revises the terms of the Issuer Tender Offer set forth in an Issuer Tender Offer Statement filed under cover of Schedule TO by the Offeror on July 7, 2022, as amended on July 8, 2022 (as amended, the “Previous Schedule TO”). The Previous Schedule TO related to the offer to purchase $25.0 million in value of the Class B Ordinary Shares and ADSs of the Company at a price of not less than $2.20 and not greater than $2.70 per Class B Ordinary Share (the “Previous Offer”) pursuant to the terms of an offer to purchase, dated July 7, 2022, and filed as an exhibit to the Previous Schedule TO. According to the Schedule TO filed on July 19, 2022, any Class B Ordinary Shares or ADSs tendered in connection with the Previous Offer will be returned and will need to be tendered pursuant to the terms of the Offer as set forth in the Offer to Purchase.

According to the Schedule TO for the Offer,

●	the Offer is scheduled to remain open until 12:00 midnight, New York City time, at the end of the day on August 15, 2022 (the “Expiration Time”), unless extended by the Offeror. In accordance with the rules of the SEC, in the event that more than 10,000,000 Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) are validly tendered, the Offeror may avail itself of the right to purchase up to an additional 2% of the outstanding Class B Ordinary Shares without extending the Expiration Time (the “2% Option”);

●	upon the terms and subject to the conditions of the Offer, if more than 10,000,000 Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) are validly tendered and not validly withdrawn, the Offeror will, subject to applicable law, purchase such Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) on a pro rata basis. This means that the Offeror will purchase a number of Class B Ordinary Shares or Class B Ordinary Shares represented by ADSs calculated by multiplying the number of shares properly tendered by a proration factor. The proration factor will equal 10,000,000 divided by the total number of Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) properly tendered by all holders.

●	the Offeror will announce the results of the Offer, including whether the Offeror has availed itself of the 2% Option and information about any expected proration on the business day following the Expiration Time;

●

the purpose of the Offer is for Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, to provide liquidity to the Company’s shareholders, who otherwise may not have access to the ability to trade the Class B Ordinary Shares or Class B Ordinary Shares represented by ADSs. On February 28, 2022, Nasdaq Global Select Market (“Nasdaq”) halted trading in the Company’s ADSs (the “Trading Halt”), significantly reducing the ability for stockholders of the Company to sell their Class B Ordinary Shares represented by ADSs. Nasdaq subsequently sent a request to the Company to issue a press release disclosing the effects of the recently enacted sanctions on the Company or state if no material effects were expected. On March 4, 2022, the Company issued a press release, which was included as Exhibit 99.1 to the Form 6-K filed the same day, stating that (a) the Company’s operations remain unchanged, (b) the U.S. and EU sanctions targeting Russia have had no immediate impact on QIWI’s operations and (c) neither the Company nor any of its subsidiaries is specifically targeted by the new sanctions enacted as a result of the Russian military operations in Ukraine. On March 7, 2022, Nasdaq announced that the trading would remain halted until the Company had satisfied Nasdaq’s request for additional information. The Company contacted Nasdaq and was informed following their discussion that there was no additional information being requested, and there has not been a determination to release the halt. Upon further correspondence with Nasdaq, there is no indication that the Trading Halt will be lifted. The Company will remain available for contact, as it awaits further instructions or a decision on the Company’s status on Nasdaq. A copy of the Company’s press release dated March 4, 2022 is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference;

●	the Offer is not conditioned on any minimum number of Class B Ordinary Shares being tendered — the Offeror will (and Mr. Solonin will cause the Offeror to) accept for payment and purchase up to 10,000,000 Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) regardless of the amount of Class B Ordinary Shares and Class B Ordinary Shares represented by ADSs validly tendered;

●	the Offer is not subject to any financing condition; and

●	any Class B Ordinary Shares or ADSs tendered in connection with the Previous Offer will be returned and will need to be tendered pursuant to the terms of the Offer as set forth in the Offer to Purchase. According to the Schedule TO, as of the date of the Offer to Purchase, the depository for the Previous Offer has no record or indication that any Class B Ordinary Shares or ADSs have been tendered pursuant to the Previous Offer.

The Offer provides that the Offeror will not be required to accept for payment, purchase or pay for any Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) tendered, subject to applicable law, if, at any time on or after the commencement of the Offer and prior to the Expiration Time, any of the following events have occurred:

●	there has been instituted, pending or the Offeror has been definitively notified of any person’s intent to commence, or in the Offeror’s reasonable judgment there is a reasonable likelihood that any person intends to commence any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that, in the Offeror’s reasonable judgment, directly or indirectly:

o	challenges or seeks to challenge, makes illegal, or materially delays or otherwise directly or indirectly restrains, prohibits or otherwise materially affects the making of the Offer, the acquisition by the Offeror of some or all of the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) pursuant to the Offer, or any other matter relating to the Offer, which, in the reasonable judgment of the Offeror might materially adversely affect the Company or any of its subsidiaries or affiliates or the Offeror or any of its affiliates or the value of the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer, which could reasonably be expected to prevent, adversely affect or materially delay consummation of the Offer;

o	seeks to make the purchase of, or payment of, some or all of the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) pursuant to the Offer illegal or results in a material delay in the Offeror’s ability to accept for payment or pay for some or all of the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs);

o	materially impairs the contemplated benefits of the Offer to the Offeror or Mr. Solonin; or

o	could be expected to materially and adversely affect the Company’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

●	any change in the general political, market, economic or financial conditions, domestically or internationally, that could, in the Offeror’s reasonable judgment, be expected to materially and adversely affect the Company or the Company’s subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impairs the contemplated future conduct of the Company or its subsidiaries’ business, including, but not limited to, the following:

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o	the commencement or material escalation, on or after July 19, 2022, of war, armed hostilities or other international or national calamity, including, but not limited to, an escalation of hostilities between the Russian Federation and Ukraine any outbreak of a pandemic or contagious disease (including the COVID-19 pandemic, to the extent that there is any material adverse development related thereto on or after July 19, 2022 that in the Offeror’s reasonable judgment makes it inadvisable for the Offeror to proceed with the Offer) or an act of terrorism, directly or indirectly involving the United States;

o	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in the Offeror’s reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

o	any decrease of more than 15% in the general level of market prices for equity securities in the Dow Jones Industrial Average, the NYSE Composite Index, the NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on July 19, 2022, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in the Offeror’s reasonable judgment, a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects of the Company, the Company’s subsidiaries and its affiliates, or on the benefits the Offeror expects to receive from the Offer;

o	a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that, in the Offeror’s reasonable judgment, could have a material adverse effect on the Company’s or its subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or on the trading in the Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs), or on the benefits the Offeror expects to receive from the Offer; or

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

●	there has been any legislation amending the Internal Revenue Code that has passed either the U.S. House of Representatives or the Senate or otherwise is pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that, in the Offeror’s reasonable judgment, could adversely affect the Company or any of the Company’s subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects, or otherwise materially impair the contemplated future conduct of the Company’s or its subsidiaries’ business;

●	a tender or exchange offer for any or all of the Class B Ordinary Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any of its subsidiaries, has been commenced, proposed or announced by any person or has been publicly disclosed or the Company has entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction;

●	the Offeror learns that:

o	any entity, “group” (for purposes of the conditions of the Offer, as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of the Company’s outstanding Class B Ordinary Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent publicly disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before July 19, 2022);

o	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before July 19, 2022 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of the Company’s outstanding Class B Ordinary Shares;

o	any new group has been formed that beneficially owns more than 5% of the Company’s outstanding Class B Ordinary Shares (options for and other rights to acquire Class B Ordinary Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

o	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire the Company or any Class B Ordinary Shares, or has made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of its respective assets or securities;

●	any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment:

o	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs) thereunder;

o	could be expected to prohibit, restrict or materially delay consummation of the Offer; or

o	otherwise could be expected to materially and adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of the Company or its subsidiaries;

●	any change or changes have occurred or the Offeror has been definitively notified of the possibility of a change in the Company or its subsidiaries’ business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, results of operations or prospects that are outside the direct or indirect control of Mr. Solonin and that, in the Offeror’s reasonable judgment, has or could reasonably be expected to have a material adverse effect on the Company or its subsidiaries, or on the benefits the Offeror expect to receive from the Offer.

The Schedule TO states that the address of the Offeror is 5, Dimitraki Christodoulou, 3rd Floor, Flat/Office 303, P.C. 1035, Nicosia, Cyprus and the telephone number at that location is +357 22 032793.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

The information relating to the Offer, including the Offer to Purchase, the Letters of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Company’s Investor Relations website, and the Offer to Purchase and the other related materials are available directly from Alliance Advisors LLC, the information agent for the Offer, toll-free at +1 (877)-587-1963.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements

Except as discussed in this Statement (including the exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) the Offeror or each of its executive officers, directors, or affiliates, in each case as known to the Company. The information set forth in the sections in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 29, 2022 (the “Form 20-F”) that are titled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices,” “Item 6.E. Share Ownership” and “Item 7.B. Related Party Transactions” are incorporated herein by reference.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Executive Officers’ and Directors’ Capital Share Ownership; Class B Ordinary Shares Available for Tender by Executive Officers and Directors.

As of July 19, 2022, the current directors and executive officers of the Company as a group beneficially owned an aggregate of 10,413,510 shares of the Company’s Class A ordinary shares having a nominal value of EUR 0.0005 per share (each, a “Class A Ordinary Share,” and collectively, the “Class A Ordinary Shares”) and 181,638 Class B Ordinary Shares, collectively representing 66.7% of the total voting power of the Company’s outstanding capital stock. Class A Ordinary Shares have ten votes per share, and Class B Ordinary Shares have one vote per share. In particular, as of July 19, 2022, Mr. Solonin owned 10,413,510 Class A Ordinary Shares, representing 66.6% of the Company’s voting power and the remaining directors and executive officers owned 0.3% Class B Ordinary Shares, representing 0.1% of the Company’s voting power.

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders. After termination of the Offer, the Company’s directors and executive officers may, in compliance with applicable law, sell their Class B Ordinary Shares in open market transactions or otherwise, at prices that may be more or less favorable than the Purchase Price to be paid to shareholders in the Offer.

The following table provides, as of July 19, 2022, the number of shares of Class A Ordinary Shares and Class B Ordinary Shares owned beneficially by each of the Company’s executive officers and directors. Only Class B Ordinary Shares are available to be tendered in the Offer. Unvested options may not be tendered in the Offer.

Directors and Executive Officers	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Sergey Solonin	10,413,510	—	99.9%	—	66.6%
Marcus Rhodes	—	2,000	—	*	*
Alexey Marey	—	—	—	—	—
Alla Maslennikova	—	—	—	—	—
Tatiana Zharkova	—	—	—	—	—
Andrey Protopopov	—	143,700	—	*	*
Maria Shevchenko	—	—	—	—	—
Alexey Mashchenkov	—	35,938	—	*	*
All directors and executive officers as a group (8)	10,413,510	181,638	99.9%	*	66.7%

* - Represents beneficial ownership of less than 1%.

If the directors and executive officers of the Company were to tender all of their shares of Class B Ordinary Shares for purchase pursuant to the Offer, and those shares were accepted for purchase and purchased by the Offeror, such persons would receive an aggregate of approximately $454,095 in cash (without giving effect to any applicable withholding taxes). Each of the Company’s directors (excluding Mr, Solonin) and executive officers of the Company has confirmed to the Company that they will not participate in the Offer.

Ownership Interests of Sergey Solonin.

As of July 19, 2022, Mr. Solonin beneficially owned 10,413,510 Class A Ordinary Shares, which represent an approximately 66.6% voting interest in the Company.

According to the Schedule TO, if the Offer is fully subscribed, subject to the 2% Option, the Offeror would purchase 10,000,000 Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs), which would represent approximately 19.1% of the Company’s issued and outstanding Class B Ordinary Shares as of July 19, 2022. If the Offer is fully subscribed and the Offeror avails itself of the 2% Option, the offeror would purchase 11,045,989 Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs), which would represent approximately 21.1% of the Company’s issued and outstanding Class B Ordinary Shares as of July 19, 2022. The Company’s Class B Ordinary Shares outstanding as of July 19, 2022, do not include Class B Ordinary Shares issuable upon exercise of any future stock options or settlement of future restricted stock units under the Company’s 2012 Employee Stock Option Plan and 2019 Employee Stock Option Plan or Employee Restricted Stock Units Plan Purchase Plan.

While the ADSs are also listed for trading on the Moscow Exchange (the “MOEX”), trading by non-Russian investors on MOEX has been significantly restricted. The Company’s Class B Ordinary Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e. lack of cooperation between the Euroclear and the Russian National Settlement Depositary) until such issues are resolved. As a result, the position of Mr. Solonin to sell the Class B Ordinary Shares is equal to that of all the shareholders who purchased QIWI’s Class B Ordinary Shares outside of MOEX.

The Offeror further disclosed in the Offer to Purchase that, neither the Offeror, nor any of its directors or affiliates has otherwise effected any transaction in any shares of Class B Ordinary Shares during the 60 days preceding the date of the Offer to Purchase.

Employment Agreements.

The Company has entered into employment agreements with each of its executive officers. Each of these contains standard terms and conditions in compliance with Russian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits. The Company may terminate the employment agreements with its executive officers in accordance with the general provisions envisaged by Russian labor law if, among other things, one of its executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to the improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of some of the Company’s executive officers contain certain additional provisions whereby the Company may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

The Company’s memorandum and articles of association (the “Articles”) provide that, subject to certain limitations, the Company will indemnify its directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings, whether civil or criminal, in which judgment is given in their favor or in which they are acquitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and may therefore be unenforceable.

Bank Accounts and Deposits.

Qiwi Bank maintains accounts and deposits of various affiliates of the Company’s directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 165 million as of December 31, 2021. The Company believes that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Company would use in similar contracts with non-related parties.

Item 4. The Solicitation or Recommendation

The Board Cannot Take a Position With Respect to the Offer

Since the beginning of the current geopolitical developments affecting Russia and the other markets in which the Company operates, the Board has been continuously monitoring these developments and their short and long-term effect on the Company and its operations and has remained in close communication with the Company’s management about the Company’s plans and prospects.

After careful consideration, including a thorough review of the Offer with its advisors, the Board has determined that, due to the factors described herein it cannot take a position with respect to the Offer.

Accordingly, the Board, on behalf of the Company, recommends that holders of QIWI’s Class B Ordinary Shares make their own decision whether to tender their shares in the Offer based on their individual circumstances, investment criteria and evaluation of the factors discussed herein.

The Board made this determination after carefully considering the Offer, the prospects, current economic and geopolitical environment, limited liquidity of the Company’s securities and valuation of the Company, and other relevant facts and information, and after discussing such factors with the Company’s management and QIWI’s external legal counsel. Factors that were relied upon by the Board in making its determination are described below. See “—Reasons for the Board’s Position.”

Background of the Offer

The following summarizes the material events (but only those material events) that the Company was aware of at the time of its determination and does not purport to catalogue every conversation or meeting of Mr. Solonin, the Company’s Board and management regarding the Previous Offer and the Offer.

According to the Offer to Purchase, the Offeror is wholly owned by Mr. Solonin, the controlling shareholder and chairman of the Board of the Company. Mr. Solonin has served as a director of QIWI since December 2010 and as chairman of its Board since January 2020. As of July 19, 2022, the date of the Offer to Purchase, Mr. Solonin owned 10,413,510 Class A Ordinary Shares, representing an approximately 16.6% equity interest and 66.6% voting interest in the Company.

QIWI completed its initial public offering and listing on Nasdaq on May 8, 2013. On February 28, 2022, Nasdaq halted trading in the Company’s ADSs.

Although the Company was aware of the possibility of a tender offer by Mr. Solonin, the Company and its Board have not been involved in the Offer (other than responding to a small number of queries from the Offeror on factual matters).

On July 7, 2022, the Offeror filed with the SEC its Issuer Tender Offer Statement on Schedule TO and began mailing to the Company’s shareholders the offer to purchase and the letters of transmittal in connection with the Previous Offer. On the next day the Company issued and filed with the SEC a press release announcing the Offeror’s launch of the Previous Offer and stating that the Company and its Board have not expressed any position on the Previous Offer.

On July 14, 2022, the Board held a meeting via a videoconference link to discuss and evaluate the Previous Offer. Mr. Solonin recused himself at the start of the Board meeting and did not attend the remainder of the session during which the Previous Offer was discussed. All other members of the Board confirmed that they do not have a conflict of interest in the evaluation of the Previous Offer. The Company’s Chief Executive Officer and other senior members of the Company’s management participated in the meeting as well as representatives of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (“QIWI’s external legal counsel”). At the meeting, a representative of QIWI’s external legal counsel outlined for the Board its fiduciary duties to the Company’s shareholders with respect to a tender offer by a controlling shareholder. The CEO of QIWI and others addressed questions and discussion points from Board members relevant to the Board’s consideration of the Previous Offer.

Each of the Board members and QIWI’s management participating in the July 14, 2022 board meeting confirmed that they would not tender their QIWI Class B Ordinary Shares in the Previous Offer. This is a personal investment decision based upon such director’s particular circumstances and is not, and should not be construed as an opinion on the Previous Offer or the Offer by the Board.

After an extensive discussion concerning the terms of the Previous Offer, the Board resolved that it is unable to take a position with respect to the Previous Offer.

Prior to the Company filing a Schedule 14D-9 in connection with the Previous Offer, the Offeror filed a new Schedule TO for the Offer. Following the filing of the Schedule TO for the Offer, on July 19, 2022 the Company issued and filed with the SEC a press release announcing the Offeror’s launch of the Offer with a brief summary of the new pricing terms and timing. The press release also stated that the Company and its Board have not expressed any position on the Offer. A copy of the Company’s press release dated July 19, 2022 is filed as Exhibit (a)(5)(B) to this Statement and is incorporated herein by reference.

On July 20, 2022, the Company’s management updated the members of the Board who participated in the board meeting on July 14, 2022, on the change in the Offer terms. The Board considered the Offer and for the reasons described below in this Statement the Board determined that it cannot take a position with respect to the Offer.

Today the Company is filing this Statement with the SEC.

Reasons for the Board’s Position

The Board is Unable to Take a Position with Respect to the Offer

After careful consideration the Board has determined that it is unable to take a position with respect to the Offer. The Company further notes that under Cypriot law, the Board is not required to take a position in connection with the Offer.

The Board urges each shareholder to make its own investment decision regarding the Offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the current geopolitical situation affecting Russia, the uncertainties regarding the resumption of trading of QIWI ADSs on Nasdaq, MOEX trading limitations, the factors considered by the Board (described below), and any other factors the shareholder considers relevant to its investment decision. The acceptance or rejection of the Offer must be the result of an individual analysis made by each shareholder in accordance with its particular circumstances and based, if the shareholder deems it necessary and/or convenient, on consultations with its own advisors on legal, commercial, financial, tax or other matters related to the Offer.

In reaching its determination and its decision as described above, the Board considered and discussed with the Company’s senior management and QIWI’s external legal counsel a number of factors, including:

Financial and Business Information. The Board took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, the current geopolitical situation in Russia, the national and international economic conditions and conditions in the markets and industries in which the Company operates or owns interests. The Board considered the potential impact of such factors on the Company’s current financial condition and operating performance, as well as on the market valuation of the Company. The Board noted significant volatility and uncertainty affecting the Company’s plans and prospectus, making it impossible to arrive at an accurate intrinsic value of the Company.

Inability to Obtain a Fairness Opinion or engage a reputable international financial advisor. Due to the current geopolitical situation in Russia and the sanctions imposed by the United States, the European Union and other countries (as described below), the Company was not able to engage a financial advisor to assist the Board in evaluating the Offer.

Limitations Created by the Offeror’s Ownership. Mr. Solonin currently owns substantially all of QIWI’s Class A Ordinary Shares, representing approximately 66.6% of the voting interest in the Company. As a result of this concentration of share ownership, Mr. Solonin already has sole discretion over any matters submitted to the Company’s shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to the Company’s shareholders for approval that require a qualified majority vote, including the power to veto them.

Under The Companies Law of Cyprus (as amended, the “Companies Law”), and as reflected in the Articles, the Company can only take certain actions by means of a supermajority vote of 75% of its voting power, including amending the Company’s objects, amending the Articles, changing the Company’s name, reducing issued share capital, and winding up the Company. The completion of the Offer would increase the percentage of the Company’s voting power Mr. Solonin holds from 66.6% to 73.0% of the Company’s voting power (or 73.6% of the Company’s voting power if an additional 1,045,989 Class B Ordinary Shares are purchased pursuant to the 2% Option), and thereby closer to the supermajority threshold of 75%. However, any increase in the voting power of Mr. Solonin as a result of the completion of the Offer will not be sufficient for Mr. Solonin to take any actions under the Companies Law requiring a supermajority vote of 75% of the Company’s voting power.

In addition, the Companies Law and the Articles requires a separate vote of the holders of a given class of shares to alter the share rights attaching to such class. The Articles require a supermajority vote of 75% of holders of a given class of shares to alter the rights attaching to shares of such class. Further, the Articles require 75% of the voting power represented by the Class A Ordinary Shares for the transfer and sale of the Class A Ordinary Shares. Upon the completion of the offering, Mr. Solonin would beneficially own 19.1% of the Company’s issued and outstanding Class B Ordinary Shares (or 21.1% upon the purchase of additional Class B Ordinary Shares in connection with the 2% Option), and thereby would not be able to control a separate class vote of holders of the Class B Ordinary Shares. Mr. Solonin holds substantially all of the Class A Ordinary Shares and controls any separate class vote of holders of the Class A Ordinary Shares. The Offer will not impact Mr. Solonin’s Class A Ordinary Share holdings.

Therefore, the consummation of the Offer will increase the percentage of ownership and voting power of the Company held by Mr. Solonin. Mr. Solonin may have interests that are not consistent with shareholders who choose not to tender their Class B Ordinary Shares and Class B Ordinary Shares represented by ADSs.

Mr. Solonin already controls, and will continue to control (irrespective of the Offer’s completion), any matter of the Company that is presented to shareholders and can be passed by a simple majority.

Liquidity and Trading Volume. Shareholders who choose not to tender their Class B Ordinary Shares or Class B Ordinary Shares represented by ADSs will continue to hold Class B Ordinary Shares or Class B Ordinary Shares represented by ADSs following the completion of Offer. If and when the trading on Nasdaq resumes, the market for Class B Ordinary Shares and Class B Ordinary Shares represented by ADSs may see a reduction in trading volume and thereby liquidity with increased beneficial ownership of the Class B Ordinary Shares by Mr. Solonin for as long as he continues to hold the Class B Ordinary Shares or the Class B Ordinary Shares represented by ADSs for investment purposes as it is stated in the Offer to Purchase.

While Nasdaq halted trading of the ADSs on February 28, 2022 with a halted price of $5.67 (the “Halted Price”), the Company has no indication that trading will resume on Nasdaq. Assuming Nasdaq lifts the trading halt, the number of Class B Ordinary Shares represented by ADSs actively traded on Nasdaq will be reduced as a result of the Offer and such a reduction could negatively impact the trading price of ADSs. A reduction in trading volume on Nasdaq could make selling the ADSs more difficult.

The ADSs are also listed for trading on MOEX under the symbol “QIWI.” Trading by non-Russian investors on MOEX has been significantly restricted. The closing price of the Company’s ADSs on July 18, 2022 on MOEX was ₽284.5 per Class B Ordinary Share, or $5.03 per Class B Ordinary Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. There is no indication when these trading restrictions will be lifted.

Shareholders that continue to hold ADSs after the Offer may be dependent on the Offeror or another party to conduct further tender offers in order to sell their Class B Ordinary Shares as long as trading in the ADSs remains halted on Nasdaq.

Effect of International Sanctions.

Although to date QIWI has had no material direct impact from any sanctions administered or enforced since February 24, 2022, by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, by the European Union, or by Her Majesty’s Treasury (collectively, “Sanctions”) on its day-to-day operations, and the Company’s financial position remains strong, the full impact of Sanctions on the Russian economy and other markets where QIWI operates remains unclear and requires cautiousness for the benefit of all shareholders and the Company. The Board considered whether due to the increased level of uncertainty and low visibility with respect to the Company’s plans and prospects, as well as the exposure of the Company on Russia (i.e. embedded sanctions risks), the Offer is an opportunity for QIWI shareholders to reduce or eliminate such risks by tendering a portion or all of their Class B Ordinary Shares or the Class B Ordinary Shares represented by ADSs.

Currently, there are also technical constraints for the distribution of dividends to all shareholders, such as the existing restrictions of the Central Bank of Russia on the distribution of dividends to foreign parent companies and a lack of communication between Euroclear and the Russian National Settlement Depositary.

As a result, based on the factors described above, the Board intends to keep the payment of future dividends under review.

Due to the current geopolitical situation in Russia, the abovementioned implications of Sanctions, and the limitations for investors to freely conduct transactions on Nasdaq and MOEX as described in “—Liquidity and Trading Volume,” the Board noted that there are significant restrictions on the shareholders’ current ability to extract value from their holdings. The Board urges each shareholder to make its own investment decision regarding the Offer based on all available information, in light of factors including the shareholder’s own investment objectives, the current geopolitical situation affecting Russia, the uncertainties regarding the resumption of trading of QIWI ADSs on Nasdaq, MOEX trading limitations, and any other factors the shareholder considers relevant to its investment decision.

Historical Stock Prices. The Purchase Price represents a discount to the Halted Price.

The Class B Ordinary Shares are listed for trading on Nasdaq under the symbol “QIWI.” On February 28, 2022, trading in the Company’s ADSs on Nasdaq was halted and the last reported sale price of the Company’s ADSs on Nasdaq was $5.67 per Class B Ordinary Share, the Halted Price. The Company has no indication that trading of the ADSs will resume on Nasdaq. The following table sets forth, for each of the periods indicated, the high and low sales prices per Class B Ordinary Share represented by ADSs as reported on Nasdaq.

	High	Low
Fiscal Year 2020
First Quarter	$21.19	$8.62
Second Quarter	$18.10	$9.85
Third Quarter	$20.84	$15.48
Fourth Quarter	$17.52	$9.92
Fiscal Year 2021
First Quarter	$12.03	$9.69
Second Quarter	$11.37	$10.30
Third Quarter	$10.79	$7.96
Fourth Quarter	$9.75	$7.39
Fiscal Year 2022
First Quarter	$8.35	$5.67
Second Quarter	$5.67	$5.67
Third Quarter (through July 7, 2022)	$5.67	$5.67

Class B Ordinary Shares have in the past traded at higher levels than the Purchase Price. Class B Ordinary Shares reached a trading price of $21.19 per share in February 2020. This trading history reflects the possibility that certain Company shareholders may have acquired their QIWI Class B Ordinary Shares at prices higher than the Purchase Price. If trading on Nasdaq resumes the trading price may be higher or lower than historic trading prices or the Purchase Price.

The ADSs are also listed for trading on MOEX under the symbol “QIWI.” Trading by non-Russian investors on MOEX has been significantly restricted. The Offeror has no indication when such restrictions will be lifted. The following table sets forth, for each of the periods indicated, the high and low sales prices per Class B Ordinary Share represented by ADSs in Russian Rubles as reported on MOEX.

	High		Low
Fiscal Year 2020
First Quarter	₽	1,244.0	₽	815.5
Second Quarter	₽	1,551.5	₽	1,177.5
Third Quarter	₽	1,369.0	₽	732.0
Fourth Quarter	₽	927.0	₽	739.0
Fiscal Year 2021
First Quarter	₽	843.0	₽	768.0
Second Quarter	₽	795.0	₽	583.0
Third Quarter	₽	689.5	₽	547.0
Fourth Quarter	₽	626.5	₽	300.0
Fiscal Year 2022
First Quarter	₽	519.5	₽	290.0
Second Quarter	₽	335.0	₽	270.5
Third Quarter (through July 18, 2022)	₽	335.0	₽	270.5

The closing price of the Company’s ADSs on MOEX was ₽284.5 per Class B Ordinary Share, or $5.03 per Class B Ordinary Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. If the MOEX trading restrictions for foreign investors are lifted the trading price may be higher or lower than historic trading prices or the Purchase Price.

Timing of Completion. The Board considered the anticipated timing of consummation of the Offer, which should allow shareholders to receive the Purchase Price promptly. The Board considered that the Offer is subject to certain conditions but it is not conditioned on the Offeror obtaining financing and its consummation is not expected to result in QIWI’s Class B Ordinary Shares being deregistered under the Exchange Act.

Form of Consideration. The consideration to be paid to shareholders tendering their Class B Ordinary Shares in the Offer will be paid in cash, providing certainty and immediate liquidity to those shareholders whose tendered shares are accepted for payment in the Offer.

Lack of Other Proposals. To the Board’s knowledge, no party other than the Offeror has made any proposal to purchase any shares of the Company as a single block, either before July 19, 2022 (the day the Offeror announced its intention to make a tender offer for Class B Ordinary Shares of the Company) or since that announcement.

Possible Hesitancy to Invest in Minority Position. Some potential investors in QIWI may fear that Mr. Solonin has exploited or will exploit its controlling position in the Company to the detriment of holders of shares of the minority shareholders. That perception may adversely affect the demand for, and value, QIWI’s Class B Ordinary Shares following the acquisition by the Offeror of Class B Ordinary Shares in the Offer.

No Further Participation in future earnings and growth of the Company. The Board considered the fact that any Company shareholder who tenders all of their Class B Ordinary Shares (including the Class B Ordinary Shares represented by ADSs) of QIWI in the Offer will, if all such shares are accepted for payment in the Offer, cease to participate in the future earnings and growth, if any, of the Company and will not benefit from increases, if any, in the Company’s value. The Board though also noted again the difficulty of paying dividends to its shareholders due to the applicable Sanctions regime as discussed above.

Offeror’s Financial Interest. With respect to the Purchase Price, the Offeror has a financial interest in acquiring the shares for as low a price as possible, while the Company’s other shareholders have an interest in selling their shares for as high a price as possible.

Conflicts of Interest. The conflicts of interest of certain of the Company’s directors and officers described elsewhere in this Statement. See “—Item 3. Past Contacts, Transactions, Negotiations, and Agreements.”

Amount of Shares to be Purchased. The Board considered the fact that the Offeror is offering to purchase less than all of QIWI’s outstanding issued share capital.

No Post-Offer Sale Transaction. The Board considered the possibility that (i) Mr. Solonin’s ownership stake following the consummation of the Offer would prevent third parties from offering to acquire the Company and (ii) the Company’s minority shareholders might not receive a control premium for their shares upon any subsequent sale of the Company, but also considered this factor in light of Mr. Solonin’s current control position in the Company.

Risk that the Offer will not be Consummated. The Board considered the risk that the conditions to the Offer may not be satisfied.

Schedule TO and Offer to Purchase. The Board considered the disclosures included in the Schedule TO and the Offer to Purchase.

Other Factors.

The Board also considered the fact that each shareholder’s circumstances are unique. The Board believes that each shareholder should make an independent judgment whether to tender in the Offer, including the following:

●	the shareholder’s determination of the adequacy of the Purchase Price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s risk profile;

●	the shareholder’s views as to the Company’s prospects;

●	the shareholder’s views as to the Russian market and the other markets in which the Group operates;

●	the shareholder’s need for liquidity or diversification of its investment portfolio; and

●	the factors considered by the Board as described in this Statement and any other factors that the shareholder deems relevant to its investment decision.

The foregoing discussion of the information, reasons, and factors considered by the Board includes the material reasons and factors considered by the Board. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Board made its determinations based upon the totality of the information presented to and considered by it. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

Intent to Tender.

To the Company’s knowledge, no director or executive officer of the Company intends to tender their Class B Ordinary Shares held of record or beneficially owned by them. The intent of any Company director to not tender shares of Class B Ordinary Shares that they hold of record or beneficially own pursuant to the Offer is a personal investment decision based upon such director’s particular circumstances and is not, and should not be construed as, an opinion on the Offer by the Board.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has or intends to employ, retain, or compensate any person to make solicitations or recommendations to holders of Class B Ordinary Shares on its behalf concerning the Offer. The Company has not authorized anyone to give information or make any representation about the Offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference to this Statement. Therefore, the Company’s shareholders should not rely on any other information.

Item 6. Interest in Securities of the Subject Company

To the knowledge of the Company, no transaction in shares of Class B Ordinary Shares or ADSs have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or in the exhibits to this Statement or as incorporated in this Statement by reference, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Regulatory Approvals.

Except as set forth in this Statement and the exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental, administrative or regulatory authority or agency that would be required for the Offeror to acquire or own Class B Ordinary Shares (including the Class B Ordinary Shares represented by ADSs) pursuant to the Offer.

Appraisal Rights.

Appraisal rights are not available to holders of Class B Ordinary Shares in connection with the Offer.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see (i) the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 29, 2022, (ii) the Company’s most recent Quarterly Report on Form 6-K, filed with the SEC on May 23, 2022, and (iii) other current report filings on Form 6-K filed with the SEC.

Certain Forward-Looking Statements.

The information contained in this Schedule 14D-9 is as of August 2, 2022. The Company is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.

This Schedule 14D-9 and the materials incorporated by reference herein includes “forward-looking” statements, which are statements that relate to the Company’s and the Offeror’s and their respective affiliates’ future plans, earnings, objectives, expectations and performance, potential benefits of the Offer, the parties’ ability to satisfy the conditions to the consummation of the tender offer, as well as any facts or assumptions underlying these statements, that do not relate to historical or current fact. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These forward looking statements are generally identified by words or phrases, such as “anticipate”, “estimate”, “plan”, “project”, “expect”, “believe”, “intend”, “foresee”, “forecast”, “will”, “may”, “should,” “outlook,” “continue,” “intend,” “aim” and similar words or phrases.

Risks and uncertainties include, among other things, (a) risks related to the satisfaction or waiver of the conditions to the Offeror’s obligation to accept for payment and pay for the tendered Class B Ordinary Shares (including Class B Ordinary Shares represented by ADSs); (b) the failure of the proposed Offer to close for any other reason; (c) uncertainties as to how many of the Company’s shareholders will tender their Class B Ordinary Shares; (d) the possibility that competing offers may be made; (e) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (f) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Offer; (g) the risk that the pendency of the proposed Offer disrupts the Company’s current plans and operations; (h) the effect of the announcement of the proposed Offer on the Company’s relationships with its customers, operating results and business generally; and (i) the amount of the costs, fees, expenses and charges related to the Offer. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control.

For a more detailed discussion of these and other risk factors, see the Risk Factors sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 and in any subsequently filed Current Reports on Form 6-K filed by the Company with the SEC. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates.

Item 9. Exhibits

The following exhibits are filed with or incorporated by reference as part of this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 19, 2022 (filed as Exhibit (a)(1)(A) to the Schedule TO filed by the Offeror with the SEC on July 19, 2022 and incorporated herein by reference)

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (filed as Exhibit (a)(1)(B) to the Schedule TO filed by Offeror with the SEC on July 19, 2022 and incorporated herein by reference)

(a)(5)(A)	Press Release issued by the Company, dated March 4, 2022 (filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 4, 2022 and incorporated herein by reference)

(a)(5)(B)	Press Release issued by the Company, dated July 19, 2022 (filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on July 19, 2022 and incorporated herein by reference)

(e)(1)	Sections entitled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices,” “Item 6.E. Share Ownership” and “Item 7.B. Related Party Transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (incorporated herein by reference to the Form 20-F filed with the SEC on April 29, 2022)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

QIWI PLC

By:	/s/ Alexey Mashchenkov
Name:	Alexey Mashchenkov
Title:	Chief Financial Officer

Dated: August 2, 2022